Lou Schwartz

Chief Executive Officer

404-545-1547

lou@enginemediainc.com

June 7, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Engine Media Holdings, Inc. (formerly Torque Esports Corp.) Request to Withdraw Registration Statement on Form 40-F (File No. 001-39389)

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form 40-F (File No. 001-39389), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on July 14, 2020. Due the passage of time, the Registrant has decided to withdraw the Registration Statement.

If you have any questions or require additional information, please do not hesitate to contact Richard Raymer, our counsel, at (416) 367-7388.

Sincerely,

Engine Media Holdings, Inc.

/s/ Louis Schwartz

Louis Schwartz

Chief Executive Officer

cc: Richard Raymer, Dorsey & Whitney LLP

2110 Powers Ferry Road SE, Suite 450, Atlanta, GA 30339 | www.enginemediainc.com